FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION

          We prepare the Interim Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

Key figures

		3rd quarter(1)		first nine months(2)
		2004	2003	2004	2003
	Net income	815	632	2,751	1,721
	(in millions of euros)
	Earnings per share(3)	0.91	0.71	3.09	1.93
	(in euros)
	Net cash from operating and investing activities	279	266	2,653	527
	(in millions of euros)

therein:	Net cash provided by operating activities	1,107	2,038	2,685	3,310
	Net cash used in investing activities	(828)	(1,772)	(32)	(2,783)

	Supplemental contributions to pension trusts	—	—	(1,255)	(442)
	(included in net cash provided by operating activities)

	Net proceeds from the sale of Infineon shares	—	—	1,794	—
	(included in net cash used in investing activities)
	New orders
	(in millions of euros)	19,077	17,215	59,283	56,444
	Sales
	(in millions of euros)	18,216	17,380	54,339	54,455

	June 30, 2004	September 30, 2003
Employees (in thousands)	418	417
Germany	165	170
International	253	247

(1)	April 1 – June 30, 2004 and 2003, respectively
(2)	October 1, 2003 and 2002 – June 30, 2004 and 2003, respectively
(3)	Earnings per share – basic

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW OF FINANCIAL RESULTS FOR THE THIRD QUARTER OF FISCAL 2004

•	Net income was €815 million, up 29% from €632 million in the third fiscal quarter a year ago.

•	Orders rose 11% to €19.077 billion and sales were up 5% to €18.216 billion from the third-quarter levels of fiscal 2003.

•	Net cash from operating and investing activities for the third quarter was €279 million, up from €266 million in the third quarter a year earlier.

     For the third quarter ended June 30, 2004, Siemens reported net income of €815 million compared to €632 million in the same period a year earlier. Basic and diluted earnings per share rose to €0.91 and €0.88, respectively, compared to €0.71 per share in the prior-year period. Net income rose on the strength of Operations Groups.

     In Operations, a majority of Siemens’ Groups achieved double-digit earnings growth and higher profit margins compared to the same quarter of fiscal 2003. Top earnings performers included Automation and Drives (A&D), Power Generation (PG), Medical Solutions (Med), Siemens VDO Automotive (SV), and Osram. Challenges remain at Transportation Systems (TS) and Siemens Business Services (SBS), which reported losses.

     Third-quarter orders climbed 11% to €19.077 billion from €17.215 billion a year earlier, and third-quarter sales rose 5% to €18.216 billion from €17.380 billion in the prior year. Business volume was particularly strong in the closing month of the quarter. International business drove order growth, rising 16% year-over-year. Significantly reduced capital expenditures for rail transportation projects contributed to an 8% decline in orders in Germany year-over-year.

     Operations generated €379 million in net cash in the third quarter, despite a build-up in net working capital associated with volume growth. In the prior-year period, Operations used net cash of €569 million due to major investments. The two other components of Siemens worldwide, which include Financing and Real Estate and Corporate Treasury activities, used net cash of €100 million in the current period, particularly reflecting renewed asset growth in the financing business. In contrast, these activities provided net cash of €835 million in the prior-year period. In aggregate, net cash from operating and investing activities for Siemens worldwide was €279 million in the third quarter, up year-over-year from €266 million.

RESULTS OF SIEMENS WORLDWIDE

Results of Siemens worldwide — Third quarter of fiscal 2004 compared to third quarter of fiscal 2003

     Orders in the third quarter of fiscal 2004 improved 11%, to €19.077 billion, up significantly from €17.215 billion a year earlier. Sales increased 5% year-over-year to €18.216 billion, up from €17.380 billion in the prior-year period.

     Gross profit as a percentage of sales in the third quarter of fiscal 2004 increased to 29.6% from 29.4% in the prior year. Most of Siemens’ Groups increased their gross profit margins, led by significant improvements at A&D and SV. Gross profit margins were lower at TS and Med.

     Research and development (R&D) expenses were €1.264 billion compared to €1.248 billion in the prior-year quarter. R&D spending as a percentage of sales was 6.9% of sales, compared to 7.2% in the prior-year quarter, and represented a smaller percentage of sales due to revenue growth year-over-year. Marketing, selling and general administrative expenses of €3.287 billion, or 18.0% of sales, rose more slowly than revenues in the third quarter, compared to €3.190 billion, or 18.4% in the same period a year earlier.

     Other operating income (expense), net was €13 million, compared to €124 million in the prior-year period, which included higher cancellation gains at PG and a gain arising from Med’s contribution of assets to a joint venture. Income (loss) from investments in other companies, net improved to €70 million compared to €16 million in the third quarter a year earlier. The prior-year period included a negative €43 million representing Siemens’ equity share of Infineon’s net loss, while the current period does not include an equity share of Infineon’s net results.

     The effective tax rate on income in the third quarter of fiscal 2004 was 16%, compared to 22% in the third quarter a year ago. The current period tax rate benefited from a number of tax effects outside of Germany which collectively reduced Siemens’ effective tax rate compared to the prior-year quarter.

     Net income in the third quarter increased sharply to €815 million, up from €632 million last year. Basic and diluted earnings per share were €0.91 and €0.88, respectively, for the third quarter of fiscal 2004. Basic and diluted earnings per share were €0.71 in the same quarter of fiscal 2003.

Results of Siemens worldwide — First nine months of fiscal 2004 compared to first nine months of fiscal 2003

     Orders for the first nine months of fiscal 2004 increased to €59.283 billion, up 5% from €56.444 billion, while sales were €54.339 billion, nearly level with €54.455 billion from a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders and sales were 7% and 4% higher, respectively. Sales in Germany for the first nine months of fiscal 2004 were €12.500 billion, up 2% compared to the same period a year earlier, while orders in Germany decreased 3% year-over-year, to €12.244 billion. International sales decreased 1% year-over-year, to €41.839 billion, and international orders increased 7%, to €47.039 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions, international sales for the first nine months rose 3% and international orders climbed 10%.

     Within international results, sales in the U.S. of €9.768 billion for the first nine months were 15% lower compared to the same period a year earlier. Orders of €10.381 billion for the first nine months were 4% lower year-over-year. Excluding currency translation effects, sales were 4% lower and orders were up 9% in the U.S. year-over-year. Sales in the Asia-Pacific region for the first nine months increased 8% year-over-year, to €6.615 billion, and orders decreased 3%, to €7.271 billion. Excluding currency translation effects, sales in the Asia-Pacific region rose 13% and orders rose 2%. Sales in China were €2.131 billion, 11% above the prior-year level, while orders reached €2.265 billion, up 12%. Excluding currency translation effects, sales in China rose 19% and orders climbed 21%.

     Gross profit as a percentage of sales in the first nine months of fiscal 2004 increased to 29.3% from 28.6% in the prior-year period. The improvement in the current nine months resulted from higher margins at a majority of Siemens’ Groups. Among the Groups, in particular Information and Communication Mobile (ICM), A&D and PG recorded significantly higher gross profit while gross profit was lower at Med and TS. The prior-year period was negatively impacted by charges taken at Logistics and Assembly Systems (L&A - formerly called Siemens Dematic) for contract loss provisions as well as allowances on inventory, related in part to project cancellations at PG.

     Other operating income (expense), net was a negative €311 million compared to a positive €408 million in the first nine months of fiscal 2003, which included significantly higher net cancellation gains at PG. The current period primarily includes the €433 million goodwill impairment related to the airport logistics and distribution and industry logistics activities acquired from Atecs Mannesmann (Atecs) and gains from portfolio activities, particularly related to the sale of Med’s Life Support Systems (LSS) business. Income (loss) from investments in other companies, net increased to €952 million, up from €44 million in the first nine months of the prior year. The current year included the pre-tax gain of €590 million from the sale of Infineon shares and higher equity earnings, particularly at BSH Bosch und Siemens Hausgeräte GmbH. In fiscal 2004, Siemens’ equity share of Infineon’s net result was a positive €14 million compared to a negative €187 million in the prior-year period. In the second quarter of fiscal 2004, the Company reduced its ownership in Infineon to 18.9% and, accordingly, ceased accounting for its equity interest in Infineon under the equity method. For further information, see Note 3 to Consolidated Financial Statements.

     The effective tax rate in the first nine months of fiscal 2004 was 12%, positively impacted by a €246 million reversal in deferred tax liabilities arising as a consequence of the Infineon share sale, the sale of LSS by Med, and a number of positive tax effects outside of Germany. For comparison, the effective tax rate was 29% in the prior year period.

     Net income for the first nine months of fiscal 2004 increased 60% year-over-year, to €2.751 billion, up from €1.721 billion a year earlier. The current period improvement was primarily influenced by the factors noted above. Basic and diluted earnings per share for the first nine months were €3.09 and €2.96, respectively, well above basic and diluted earnings per share of €1.93 in the same period a year earlier.

     As a result of the adoption of Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations, on October 1, 2002, the income in the first nine months of fiscal 2003 included €59 million (€36 million net of income taxes, or €0.04 per share) which was recorded as a cumulative effect of a change in accounting principle.

DISPOSITION

     In the nine months ended June 30, 2004, Med realized €118 million in gains from portfolio transactions. Included in this amount was a pre-tax gain of €105 million in connection with Med’s sale of its LSS business to Getinge AB, Sweden. Net proceeds from the sale totaled €176 million. As stipulated by the contribution agreement for the joint venture Dräger Medical AG & Co. KGaA (Dräger), Siemens contributed to Dräger these net proceeds less expected taxes on the sale.

SEGMENT INFORMATION ANALYSIS

Operations

Information and Communications

Information and Communication Networks (ICN)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	51	(125)			139	(423)
Group profit margin	3.0%	(7.4)%			2.8%	(8.2)%
Sales	1,678	1,687	(1)%	0%	4,996	5,170	(3)%	0%
New orders	1,608	1,756	(8)%	(7)%	5,230	5,385	(3)%	0%

*	Excluding currency translation effects.

     In the third quarter of fiscal 2004, ICN posted Group profit of €51 million compared to a loss a year earlier, when the Group took €72 million in charges primarily related to Efficient Networks, Inc. Third-quarter earnings at the Carrier Networks and Services business were €15 million compared to a loss of €128 million in the prior-year period, which included the charges mentioned above. Sales were €816 million, up from €801 million a year earlier. The Enterprise Networks division contributed €49 million in third-quarter earnings on sales of €859 million, compared to €62 million and €893 million in the prior-year quarter. For ICN overall, third-quarter sales were nearly level with the prior-year total, while orders were down 8%.

     For the first nine months of fiscal 2004, ICN posted Group profit of €139 million compared to a loss of €423 million in the same period of fiscal 2003, which included significant charges for severance and asset write-downs. The positive development year-over-year is most evident at the Carrier Networks and Services business. Sales declined modestly to €4.996 billion for the first nine months compared to €5.170 billion in the same period a year earlier. Similarly, orders were slightly below the prior-year level at €5.230 billion compared to €5.385 billion.

Information and Communication Mobile (ICM)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	64	17	276%		296	131	126%
Group profit margin	2.6%	0.8%			3.7%	1.8%
Sales	2,446	2,160	13%	15%	8,064	7,345	10%	12%
New orders	2,851	2,313	23%	25%	8,586	7,122	21%	23%

*	Excluding currency translation effects.

     ICM improved third-quarter Group profit year-over-year to €64 million in a market that remained intensely competitive. Earnings at the Mobile Networks division were €133 million on sales of €1.180 billion, compared to earnings of €36 million on sales of €968 million in the third quarter a year earlier. The Mobile Phones division generated €996 million in sales on a volume of 10.4 million handsets, up from €922 million and 8.1 million units in the same period a year earlier. Average selling price declined year-over-year, contributing to a loss of €88 million in the third quarter. For comparison, the division posted a loss of €42 million in the prior-year quarter, which included a positive effect related to warranty performance. For ICM as a whole, sales rose 13%, to €2.446 billion. Order growth of 23% included a major infrastructure order in Italy and market interest in the Mobile Phones’ new 65 series.

     For the first nine months of the fiscal year, ICM’s Group profit was €296 million, up from €131 million in the same period of fiscal 2003. The Mobile Networks division was the driver of the increase, with earnings of €235 million compared to €55 million in the first nine months a year earlier, which included positive net effects, particularly relating to a reduction in customer financing exposure. Nine-month sales for the division rose 8%, to €3.505 billion. The Mobile Phones division generated €3.725 billion in sales on a volume of 38.4 million handsets in the first nine months, up from €3.214 billion and 27.1 million units in the same period a year earlier. Average selling price declined due to competitive pressures. As a result, the division posted a nine-month loss of €11 million in the current year compared to a nine-month profit of €12 million a year earlier, which included the warranty-related positive effect mentioned above. For ICM overall, sales for the current period rose 10% year-over-year, to €8.064 billion, while orders climbed 21% year-over-year, to €8.586 billion.

Siemens Business Services (SBS)

		Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	(2)	17			68	54	26%
Group profit margin	(0.2)%	1.3%			2.0%	1.4%
Sales	1,140	1,283	(11)%	(11)%	3,471	3,888	(11)%	(10)%
New orders	1,218	1,297	(6)%	(6)%	3,951	3,982	(1)%	0%

*	Excluding currency translation effects.

     SBS posted a loss for the third quarter, reflecting pricing pressure in a weak market for IT solutions as well as delays in implementing capacity adjustments. Third-quarter sales declined to €1.140 billion and orders were also down year-over-year, at €1.218 billion.

     Group profit at SBS was up for the first nine months, at €68 million based on strong first quarter earnings, compared to €54 million for the same period a year earlier. While nine-month sales of €3.471 billion were lower than in the prior-year period, orders of €3.951 billion were nearly level with the prior-year period.

Automation and Control

Automation and Drives (A&D)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	308	203	52%		764	566	35%
Group profit margin	13.9%	9.8%			12.0%	9.3%
Sales	2,208	2,074	6%	7%	6,360	6,090	4%	7%
New orders	2,290	2,078	10%	11%	6,670	6,467	3%	6%

*	Excluding currency translation effects of (2)% and portfolio effects of 1% on sales and orders.
**	Excluding currency translation effects of (4)% and portfolio effects of 1% on sales and orders.

     A&D was Siemens’ top earnings performer in the third quarter. Group profit rose 52% to a record high of €308 million, driven by continuing productivity increases across all divisions in an improved macroeconomic environment. The Industrial Automation Systems division contributed particularly strong profitability, helping to push A&D’s earnings margin close to 14%. Third-quarter sales rose 6% year-over-year, to €2.208 billion. Orders climbed 10% to €2.290 billion, reflecting rapid growth in Asia-Pacific, particularly in China, and improving demand in Europe.

     A&D boosted nine-month Group profit 35% year-over-year, to €764 million influenced by continuing productivity increases across all divisions in an improved macroeconomic environment. Sales for the first nine months rose 4% to €6.360 billion and orders for the period of €6.670 billion were up 3% compared to the prior-year period. Excluding currency translation and portfolio effects, sales and orders for the first nine months rose 7% and 6%, respectively, compared to a year earlier.

Industrial Solutions and Services (I&S)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	19	5	280%		60	(24)
Group profit margin	1.9%	0.5%			2.0%	(0.8)%
Sales	1,001	959	4%	5%	2,981	2,878	4%	6%
New orders	952	911	5%	6%	3,166	2,996	6%	9%

*	Excluding currency translation effects.

     Third-quarter Group profit at I&S was €19 million, benefiting from a positive effect related to capacity reduction programs. Sales of €1.001 billion and orders of €952 million for the quarter increased from the prior-year quarter 4% and 5%, respectively.

     I&S recorded Group profit for the first nine months of €60 million. This result compares to a loss of €24 million for the same period a year earlier, which included significant charges, primarily for severance payments. Nine-month sales for I&S rose 4% year-over-year, to €2.981 billion, and orders for the same period increased 6% year-over-year, to €3.166 billion. Excluding currency translation effects, sales and orders for the first nine months rose 6% and 9%, respectively, compared to a year earlier.

Logistics and Assembly Systems (L&A)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	14	(64)			(53)	(40)	(33)%
Group profit margin	2.5%	(10.0)%			(3.3)%	(2.1)%
Sales	568	640	(11)%	(9)%	1,613	1,920	(16)%	(12)%
New orders	513	571	(10)%	(6)%	2,135	1,797	19%	26%

*	Excluding currency translation effects of (2)% and (5)% on sales and orders, respectively, and portfolio effects of 1% on orders.
**	Excluding currency translation effects of (5)% and (8)% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

     L&A returned to profitability compared to the third quarter a year earlier, when the Group took charges for capacity reduction and project risks. The Electronics Assembly Systems division was the primary contributor to L&A’s improvement in Group profit, while losses at the Airport Logistics and Distribution & Industry Logistics divisions continued to slow earnings progress for the Group as a whole. Lower sales of €568 million reflect completion of projects between the periods under review, while lower orders of €513 million reflect more selective order intake.

     L&A posted a loss of €53 million for the first nine months, compared to a loss of €40 million in the same period a year earlier. Both periods included charges, primarily related to major projects. While nine-month sales were lower year-over-year, at €1.613 billion compared to €1.920 billion, nine-month orders climbed 19% year-over-year, to €2.135 billion, on the strength of major orders in the Middle East and the U.S. in the first half of fiscal 2004. Following an extensive internal review of the outlook for the L&A airport logistics activities and distribution and industry logistics activities, during the second quarter, management concluded that goodwill related to L&A was impaired. Because the businesses were acquired at the corporate level as part of the Siemens’ Atecs transaction, the resulting goodwill impairment was taken centrally. For additional information, see Corporate items, pension and eliminations.

Siemens Building Technologies (SBT)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	14	18	(22)%		69	63	10%
Group profit margin	1.4%	1.6%			2.3%	1.8%
Sales	997	1,156	(14)%	(5)%	3,033	3,590	(16)%	(5)%
New orders	1,070	1,137	(6)%	3%	3,205	3,629	(12)%	(1)%

*	Excluding currency translation effects of (2)% and portfolio effects of (7)% on sales and orders.
**	Excluding currency translation effects of (4)% and portfolio effects of (7)% on sales and orders.

     Lower sales in its existing businesses, particularly in its building automation business, led to lower earnings at SBT compared to the third quarter a year earlier, when the Group took significant charges for capacity reduction. Divestment of SBT’s facility management business between the periods under review further reduced sales for the Group overall, to €997 million. Orders of €1.070 billion, however, were up 3% year-over-year on a comparable basis.

     SBT’s Group profit for the first nine months was up slightly at €69 million on lower sales. In the prior year, Group profit of €63 million included significant charges for severance and associated asset write-downs. Sales and orders for the nine-month period were €3.033 billion and €3.205 billion, respectively. Excluding currency translation effects and divestment of businesses between the two periods under review, sales for the first nine months were 5% below the prior-year level and orders were nearly even year-over-year.

Power

Power Generation (PG)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	236	279	(15)%		755	950	(21)%
Group profit margin	12.2%	18.2%			13.6%	19.0%
Sales	1,933	1,530	26%	14%	5,548	5,006	11%	2%
New orders	2,029	1,596	27%	10%	7,119	6,079	17%	3%

*	Excluding currency translation effects of (2)% and (1)% on sales and orders, respectively, and portfolio effects of 14% and 18% on sales and orders, respectively.
**	Excluding currency translation effects of (5)% and (4)% on sales and orders, respectively, and portfolio effects of 14% and 18% on sales and orders, respectively.

     In the third quarter of fiscal 2004, PG achieved double-digit growth in both sales and orders, to €1.933 billion and €2.029 billion, respectively. Sales rose on expansion of the Group’s service business and consolidation of the Alstom industrial turbine business between the periods under review. Order growth included large new contracts in Australia and the Middle East. Third-quarter Group profit was €236 million compared to €279 million a year earlier, which included €65 million in cancellation gains.

     PG’s Group profit for the first nine months of fiscal 2004 was €755 million. The higher level a year earlier was due primarily to substantial project cancellation gains. Nine-month sales at PG rose 11% year-over-year, to €5.548 billion. Orders climbed 17% year-over-year, to €7.119 billion. PG’s growth in sales and orders for the first nine months includes its acquisition of Alstom’s industrial turbine business between the periods under review.

Power Transmission and Distribution (PTD)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	62	52	19%		176	142	24%
Group profit margin	7.5%	6.0%			7.2%	5.6%
Sales	822	869	(5)%	(4)%	2,435	2,517	(3)%	1%
New orders	848	868	(2)%	1%	2,775	2,788	0%	5%

*	Excluding currency translation effects.

     PTD increased Group profit 19% despite lower sales compared to the prior-year quarter, as nearly all divisions within the Group improved their earnings margins year-over-year. The High Voltage division was again the Group’s leading earnings contributor. While third-quarter sales of €822 million came in below the prior-year level, orders were up on a comparable basis as PTD won new contracts in Latin America, Africa, and the Middle East.

     For the first nine months, PTD increased Group profit 24% year-over-year, to €176 million. The High Voltage division was the primary driver of this earnings increase. Sales and orders for the nine-month period were €2.435 billion and €2.775 billion, respectively. Excluding currency translation effects, sales for the first nine months were up 1% and orders rose 5% year-over-year.

Transportation

Transportation Systems (TS)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	(48)	74			(305)	206
Group profit margin	(4.7)%	6.7%			(9.9)%	6.3%
Sales	1,019	1,100	(7)%	(7)%	3,085	3,281	(6)%	(5)%
New orders	942	732	29%	30%	3,083	3,256	(5)%	(3)%

*	Excluding currency translation effects.

     Third-quarter orders of €942 million at TS were up 29% due to comparison with a prior-year quarter marked by unusually low order intake. Slowing demand for rail transportation systems, particularly in Germany, reduced third-quarter sales 7% year-over-year, to €1.019 billion. The loss of €48 million at TS in the third quarter reflects charges in its rolling stock business. The smaller part of the charges related to the Group’s Combino railcar business.

     For the first nine months, TS posted a loss of €305 million compared to Group profit of €206 million in the prior year period. The change year-over-year is primarily due to substantial charges in the Group’s rolling stock business. Declining sales due to slowing demand for rail transportation systems also put pressure on earnings. Sales and orders for the first nine months were €3.085 billion and €3.083 billion, respectively, compared to €3.281 billion and €3.256 billion, respectively, in the same period a year earlier.

Siemens VDO Automotive (SV)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	174	111	57%		402	303	33%
Group profit margin	7.0%	5.3%			6.0%	4.7%
Sales	2,502	2,090	20%	15%	6,703	6,408	5%	10%
New orders	2,517	2,090	20%	14%	6,716	6,408	5%	11%

*	Excluding currency translation effects of (2)% on sales and orders and portfolio effects of 7% and 8% on sales and orders, respectively.
**	Excluding currency translation effects of (3)% on sales and orders and portfolio effects of (2)% and (3)% on sales and orders, respectively.

     SV maintained its positive momentum, boosting Group profit 57% compared to the third quarter of fiscal 2003 and earning its cost of capital for the first time since its fiscal 2001 merger. Profits rose year-over-year throughout the Group, driven by a particularly strong increase at the Interior & Infotainment division. The 20% increases in third-quarter sales and orders, to €2.502 billion and €2.517 billion, respectively, include SV’s acquisition of a U.S. automotive electronics business from DaimlerChrysler between the periods under review. On a comparable basis, SV still delivered double-digit sales and order growth.

     SV increased its nine-month Group profit 33% year-over-year, to €402 million. Productivity improvement programs strengthened the Group’s earnings margins, particularly at the Interior and Infotainment division. Sales and orders for the first nine months were €6.703 billion and €6.716 billion, respectively. On a comparable basis, sales and orders for the first nine months were up 10% and 11%, respectively, compared to the prior year.

Medical

Medical Solutions (Med)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	219	332	(34)%		774	832	(7)%
Group profit margin	13.1%	19.3%			15.4%	15.5%
Sales	1,670	1,721	(3)%	5%	5,026	5,382	(7)%	5%
New orders	1,999	1,702	17%	26%	5,626	5,505	2%	14%

*	Excluding currency translation effects of (3)% and (4)% on sales and orders, respectively, and portfolio effects of (5)% on sales and orders.
**	Excluding currency translation effects of (7)% and portfolio effects of (5)% on sales and orders.

     Med was again a leading earnings contributor, recording Group profit of €219 million in the third quarter of fiscal 2004. For comparison, the prior-year period included a €74 million gain related to Med’s contribution of a portion of its electromedical systems business to a joint venture. Orders surged 26% year-over-year on a comparable basis, to nearly €2 billion, reflecting broad strength in Med’s diagnostics imaging and medical information systems businesses. Third-quarter sales of €1.670 billion were up 5% year-over-year on a comparable basis.

     For the first nine months, Med posted Group profit of €774 million compared to €832 million in the prior year. The current year period included gains associated with portfolio activities related to Med’s electromedical systems business of €118 million compared to €74 million in the prior-year period. Sales and orders for the first nine months were €5.026 billion and €5.626 billion, respectively. Excluding currency translation effects and portfolio activities, sales rose 5% and orders climbed 14% compared to the first nine months a year earlier.

Lighting

Osram

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	111	98	13%		336	305	10%
Group profit margin	10.8%	10.1%			10.5%	9.7%
Sales	1,029	968	6%	10%	3,190	3,154	1%	8%
New orders	1,029	968	6%	10%	3,190	3,154	1%	8%

*	Excluding currency translation effects.

     Osram’s Group profit rose on the strength of higher sales and orders in its large North America and Asia-Pacific markets. Third-quarter sales and orders of €1.029 billion were up 10% year-over-year excluding currency translation effects, with all divisions reporting revenue growth year-over-year.

     Osram’s Group profit for the first nine months was €336 million, up 10% from the same period a year earlier on the strength of Group-wide earnings increases. Sales and orders were €3.190 billion for the first nine months. Excluding currency translation effects, this represented an 8% increase compared to the prior year period.

Other operations

     Other operations consist of centrally held equity investments and other operating businesses not related to a Group. These activities contributed €17 million in Group profit in the third quarter, up from €6 million in the same period a year earlier.

     For the first nine months, other operations contributed €195 million in Group profit, up from €128 million in the same period a year earlier. Equity earnings at BSH Bosch und Siemens Hausgeräte GmbH and positive results from investments in other associated companies were the primary drivers of the increase.

Corporate items, pensions and eliminations

     Corporate items, pensions and eliminations were a negative €323 million in the third quarter, compared to a negative €377 million in the same period a year earlier. In the prior-year period, Corporate items included a negative €43 million representing Siemens’ equity share of the net loss for the quarter at Infineon Technologies AG.

     Corporate items, pensions and eliminations for the first nine months improved to a negative €788 million from a negative €1.256 billion in the same period a year earlier. In fiscal 2004, Siemens’ equity share of Infineon’s net result was a positive €14 million compared to a negative €187 million in the prior-year period. In the second quarter of fiscal 2004, the Company reduced its ownership in Infineon to 18.9% and, accordingly, ceased accounting for its equity interest in Infineon under the equity method. For further information, see Note 3 to Consolidated Financial Statements. In addition, the current period includes a pre-tax gain of €590 million on the sale of Infineon shares, partly offset by the €433 million goodwill impairment related to the airport logistics and distribution and industry logistics activities of L&A. Because these businesses were acquired at the corporate level as part of Siemens’ Atecs transaction, this goodwill impairment was taken centrally. For further information, see Note 8 to Consolidated Financial Statements. Centrally carried pension expense for the first nine months was below the level of the prior-year period. For further information, see Note 11 and Note 16 to Consolidated Financial Statements.

Financing and Real Estate

Siemens Financial Services (SFS)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Income before income taxes	67	71	(6)%		190	213	(11)%
Sales	130	135	(4)%	(3)%	407	410	(1)%	3%

*	Excluding currency translation effects.

     Income before income taxes at SFS was €67 million compared to €71 million in the third quarter a year earlier, due to lower earnings in the Group’s Equipment and Sales Financing division.

     For the first nine months, income before income taxes declined year-over-year due to lower earnings in the Group’s Equipment and Sales Financing division.

Siemens Real Estate (SRE)

	Third quarter ended June 30,				Nine months ended June 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Income before income taxes	10	77	(87)%		109	187	(42)%
Sales	390	391	0%	0%	1,174	1,182	(1)%	0%

*	Excluding currency translation effects.

     Income before income taxes at SRE was €10 million compared to €77 million in the third quarter a year earlier. The decrease in earnings was due largely to termination of a major development project in Frankfurt and continued weakness in the commercial real estate market.

     Income before income taxes at SRE for the first nine months declined compared to the same period a year earlier, due to the factors mentioned above.

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes from Eliminations, reclassifications and Corporate Treasury in the third quarter was €46 million, up from €43 million in the same period a year ago.

     For the first nine months, Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €172 million, up from €144 million in the same period a year ago due primarily to higher interest income.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow — First nine months of fiscal 2004 compared to first nine months of fiscal 2003

     The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations component, our two other components which include Financing and Real Estate and Corporate Treasury activities, as well as Siemens worldwide.

     Operations generated net cash provided by operating and investing activities of €1.605 billion in the first nine months, compared to €950 million of net cash used in operating and investing activities in the prior-year period. The current period included the net effect of €1.794 billion from the sale of Infineon shares as well as €1.255 billion of supplemental contributions to Siemens’ pension plans. The prior nine-month period included supplemental pension contributions of €442 million. Changes in net working capital (current assets less current liabilities) within Operations used cash of €1.466 billion in the first nine months of fiscal 2004, down from cash used of €1.897 billion in the same period of fiscal 2003. The current period included an increase in net inventories, particularly at ICM, TS and ICN, and a decrease in other current liabilities. The prior year reflects cash used for other current liabilities, accounts payable, and net inventories, as well as cash provided by accounts receivable. The prior-year net cash used in investing activities included PG’s €505 million initial payment to acquire Alstom’s industrial turbine business as well as significant other cash outflows for investments and marketable securities.

     The two other components of Siemens worldwide, which include Financing and Real Estate and Corporate Treasury activities, provided net cash from operating and investing activities of €1.048 billion for the first nine months compared to €1.477 billion in the prior-year period. Both periods include positive net effects from Corporate Treasury activities primarily related to the hedging of intra-company financings. These positive effects were substantially higher at Corporate Treasury in the prior-year period. At SFS, the current fiscal year was also positively influenced by €247 million in repayment of notes receivable. The prior-year period was impacted by a decrease in other current liabilities.

     In aggregate, net cash provided by operating and investing activities for Siemens worldwide was €2.653 billion for the first nine months, up year-over-year from €527 million.

     Net cash used in financing activities for Siemens worldwide was €1.423 billion compared to net cash provided of €823 million in the nine-month period of fiscal 2003, which included €2.5 billion from the issuance of a convertible note. The current year reflects higher dividends paid to shareholders and €544 million in repayment of debt. This was lower than €742 million in the prior year which included the buyback of a notional €500 million of notes exchangeable into shares of Infineon. Changes in short-term debt provided cash of €184 million compared to net cash used of €171 million in the prior-year period.

Capital Resources and Capital Requirements

Debt

     During the third quarter, Siemens terminated a €400 million backstop facility with a domestic bank. As a result, Siemens has remaining undrawn backstop facilities in the total amount of €3.218 billion, including a U.S.$3 billion backstop facility.

     During the first nine months of fiscal 2004, Siemens redeemed 1.11% U.S.$200 million and 1.22% U.S.$50 million LIBOR linked notes as well as a 3% Swiss francs 178 million bond. In addition, we also repurchased and retired a notional amount of €160 million of notes exchangeable into shares of Infineon. As of June 30, 2004, of the issued 1% €2.5 billion exchangeable notes, notional €900 million remain outstanding.

     Furthermore, in July 2004, subsequent to the close of the quarter, we settled an additional notional €81 million of the notes exchangeable into shares of Infineon and repurchased notional €405 million of a 5% €2 billion bond due in 2006. These transactions are not reflected on the balance sheet as of June 30, 2004.

Equity

     At the Annual Shareholders’ Meeting on January 22, 2004, our shareholders gave authorization to repurchase up to 10% of the €2.673 billion common stock until July 21, 2005. Such stock may be (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase by employees of the Company and (iv) used to service the conversion or option rights granted by the Company in connection with the issuance of bonds. In addition, the Supervisory Board shall be authorized to transfer treasury stock repurchased by the Company to members of the Managing Board of Siemens AG as stock-based compensation with a holding period of at least two years. For further information with respect to the repurchase of shares for purchase by employees see Notes to Consolidated Financial Statements.

     In addition, Authorized Capital 2001/I of €400 million (representing 133 million shares) and Authorized Capital 2003 of €250 million (representing 83 million shares) were replaced by resolution of Annual Shareholders’ Meeting on January 22, 2004. The Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the capital stock by up to €600 million through the issuance of up to 200 million new shares against cash contributions and/or contributions in kind (Authorized Capital 2004). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. The Managing Board is authorized, with the approval of the Supervisory Board, to exclude preemptive rights of shareholders in the event of capital increases against contributions in kind and in certain pre-stipulated circumstances against cash. The Authorized Capital 2004 will expire on January 21, 2009.

     By resolution of the Annual Shareholders’ Meeting on January 22, 2004, Conditional Capital 2003 of €267 million (representing 89 million shares) was terminated. The Company’s shareholders authorized the Managing Board to issue in an aggregate principal amount of up to €11.250 billion with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG, representing a pro rata amount of up to €600 million of the capital stock. Since the Conditional Capital 2003 has partly been utilized, the new Conditional Capital 2004 permits the issuance of shares under the new authorization and the issuance of shares to service bonds issued under the old authorization. Therefore, total Conditional Capital 2004 allows the issuance of up to €734 million representing 245 million shares of Siemens AG. The authorization will expire on January 21, 2009.

Long-term Corporate Credit Rating

     On January 23, 2004, Moody’s Investor Service affirmed the rating of our long-term corporate credit of Aa3 and changed the outlook from negative to stable. The Standard & Poor’s rating of AA– remains unchanged from September 30, 2003.

Customer Financing

     Siemens’ approved and contractually committed customer financing requiring approval of Siemens’ Corporate Executive Committee of the Managing Board at June 30, 2004, amounted to €1.438 billion compared to €1.378 billion at September 30, 2003. The approved and contractually committed financing includes utilized and unutilized credits to suppliers or guarantees from Siemens to banks in support of loans to Siemens’ customers. The increase is primarily due to a new commitment relating to PG for a new order in Finland.

Pension Plan Funding

     At the end of the first nine months of fiscal 2004, the combined funding status of Siemens’ principal pension plans showed an underfunding of €3.4 billion, compared to an underfunding of €5.0 billion at the end of fiscal 2003. The improvement was due to both supplemental contributions in the first quarter and regular funding of pension plan service costs as well as higher than expected investment returns.

     The fair value of plan assets of Siemens’ principal funded pension plans on June 30, 2004 was €18.0 billion, compared to €15.9 billion on September 30, 2003.

     In the first nine months of fiscal 2004, the supplemental cash contribution of €1.255 billion included €700 million to the Siemens German Pension Trust and €555 million to the pension plan in the U.S. In fiscal 2003, supplemental contributions included €1.192 billion in cash (thereof €442 million during the first nine months of fiscal 2003) and €377 million in real estate (during the first nine months of fiscal 2003). Beginning in fiscal 2004, regular funding is based generally on the level of service costs incurred, taking into account minimum funding requirements abroad. For the first nine months of fiscal 2004, regular employer contributions amounted to €452 million.

     During the first nine months of fiscal 2004, the total actual return on plan assets of Siemens’ principal funded pension plans worldwide amounted to approximately €1.0 billion, representing a 8.1% return on an annualized basis, compared to the expected annual return of 6.7%.

     The estimated projected benefit obligation (PBO), which considers future compensation increases, for Siemens’ principal pension plans amounted to €21.4 billion on June 30, 2004, an increase of approximately €500 million compared to the PBO of €20.9 billion on September 30, 2003, due to the net of pension service and interest costs less benefits paid during the nine-month period.

     For more information on Siemens’ pension plans see Notes to Consolidated Financial Statements.

EVA PERFORMANCE

     Economic Value Added (EVA) for Siemens worldwide improved significantly in the first nine months compared to the positive EVA in the same period a year earlier. The improvement in EVA was driven by higher earnings despite a volume-driven increase in net working capital.

     Siemens ties a portion of its executive incentive compensation to achieving EVA targets. EVA measures the profitability of a business (using Group profit for the Operating Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business, (using net capital employed for the Operating Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying. Other organizations that use EVA may define and calculate EVA differently.

LEGAL PROCEEDINGS

     Italian and German prosecutors are conducting investigations regarding allegations that Siemens provided improper benefits to former employees of Enel in connection with the awarding of Enel contracts. On May 5, 2004, an Italian investigating magistrate issued a preliminary injunction imposing a one-year ban prohibiting Siemens AG (but not its subsidiaries) from entering into delivery contracts for gas turbines with the Italian public administration. We have appealed the magistrate’s ruling.

     In May 2004, the European Commission launched an investigation into possible anti-trust violations involving the major European producers of high-voltage gas-insulated switchgear, including Siemens AG. Gas-insulated switchgear is electrical equipment used as a major component for turnkey powersubstations. We are cooperating fully with the investigation of the European Commission which is still ongoing. The European Commission has not yet announced a schedule for the completion of the investigation.

SUBSEQUENT EVENT

     In the fourth quarter, the Company completed the acquisition of the water systems and services business of US Filter Corporation, which generated an annual turnover of approximately €1 billion, from Veolia Environnement of France. The preliminary purchase price amounts to U.S.$993 million (approximately €822 million). The business, which is consolidated as of August 1, 2004, becomes part of I&S.

     This Interim Report contains forward-looking statements based on beliefs of Siemens’ management. We use the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “should,” “plan” and “project” to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens’ risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclose material information on an open, non-selective basis.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	18,216	17,380	(378)	(392)	18,077	17,249	517	523
Cost of sales	(12,816)	(12,274)	378	393	(12,762)	(12,258)	(432)	(409)

Gross profit on sales	5,400	5,106	—	1	5,315	4,991	85	114
Research and development expenses	(1,264)	(1,248)	—	—	(1,264)	(1,248)	—	—
Marketing, selling and general administrative expenses	(3,287)	(3,190)	—	2	(3,203)	(3,119)	(84)	(73)
Other operating income (expense), net	13	124	(25)	(16)	(1)	81	39	59
Income (loss) from investments in other companies, net	70	16	—	—	51	(3)	19	19
Income (expense) from financial assets and marketable securities, net	(5)	(63)	(8)	(3)	7	(62)	(4)	2
Interest income of Operations, net	11	6	—	—	11	6	—	—
Other interest income (expense), net	70	75	79	59	(31)	(11)	22	27

Income before income taxes	1,008	826	46	43	885	635	77	148
Income taxes	(157)	(183)	(8)	(9)	(136)	(140)	(13)	(34)
Minority interest	(36)	(11)	—	—	(36)	(11)	—	—

Net income	815	632	38	34	713	484	64	114

Basic earnings per share	0.91	0.71
Diluted earnings per share	0.88	0.71

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	54,339	54,455	(1,129)	(1,178)	53,895	54,050	1,573	1,583
Cost of sales	(38,392)	(38,899)	1,129	1,180	(38,260)	(38,872)	(1,261)	(1,207)

Gross profit on sales	15,947	15,556	—	2	15,635	15,178	312	376
Research and development expenses	(3,756)	(3,821)	—	—	(3,756)	(3,821)	—	—
Marketing, selling and general administrative expenses	(9,850)	(9,930)	(1)	2	(9,639)	(9,712)	(210)	(220)
Other operating income (expense), net	(311)	408	(60)	(53)	(338)	347	87	114
Income (loss) from investments in other companies, net	952	44	—	—	905	(18)	47	62
Income (expense) from financial assets and marketable securities, net	70	(26)	29	39	66	(64)	(25)	(1)
Interest income of Operations, net	15	27	—	—	15	27	—	—
Other interest income (expense), net	194	186	204	154	(98)	(37)	88	69

Income before income taxes	3,261	2,444	172	144	2,790	1,900	299	400
Income taxes(1)	(393)	(701)	(21)	(41)	(336)	(545)	(36)	(115)
Minority interest	(117)	(58)	—	—	(117)	(58)	—	—

Income before cumulative effect of change in accounting principle	2,751	1,685	151	103	2,337	1,297	263	285
Cumulative effect of change in accounting principle, net of income taxes	—	36	—	—	—	39	—	(3)

Net income	2,751	1,721	151	103	2,337	1,336	263	282

Basic earnings per share
Income before cumulative effect of change in accounting principle	3.09	1.89
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	3.09	1.93

Diluted earnings per share
Income before cumulative effect of change in accounting principle	2.96	1.89
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	2.96	1.93

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2004 and September 30, 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	6/30/04	9/30/03	6/30/04	9/30/03	6/30/04	9/30/03	6/30/04	9/30/03
ASSETS
Current assets
Cash and cash equivalents	13,284	12,149	12,508	11,345	738	725	38	79
Marketable securities	2,096	650	8	101	2,069	529	19	20
Accounts receivable, net	14,621	14,511	(7)	(9)	10,921	10,894	3,707	3,626
Intracompany receivables	—	—	(11,164)	(10,777)	11,138	10,742	26	35
Inventories, net	11,624	10,366	(4)	(4)	11,575	10,284	53	86
Deferred income taxes	1,176	1,063	93	77	998	909	85	77
Other current assets	4,328	4,750	714	736	2,612	3,143	1,002	871

Total current assets	47,129	43,489	2,148	1,469	40,051	37,226	4,930	4,794

Long-term investments	4,167	5,992	19	19	3,816	5,636	332	337
Goodwill	6,107	6,501	—	—	6,023	6,421	84	80
Other intangible assets, net	2,187	2,358	—	—	2,172	2,338	15	20
Property, plant and equipment, net	10,347	10,756	1	1	6,822	7,114	3,524	3,641
Deferred income taxes	4,292	4,359	1,113	1,127	3,115	3,165	64	67
Other assets	4,168	4,150	64	131	1,473	1,371	2,631	2,648
Other intracompany receivables	—	—	(1,237)	(1,204)	1,237	1,204	—	—

Total assets	78,397	77,605	2,108	1,543	64,709	64,475	11,580	11,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,667	1,745	981	977	574	646	112	122
Accounts payable	8,567	8,404	(8)	4	8,397	8,216	178	184
Intracompany liabilities	—	—	(6,778)	(7,426)	1,303	1,771	5,475	5,655
Accrued liabilities	8,991	8,884	5	6	8,746	8,748	240	130
Deferred income taxes	908	870	(265)	(271)	891	877	282	264
Other current liabilities	11,707	12,125	498	284	10,902	11,578	307	263

Total current liabilities	31,840	32,028	(5,567)	(6,426)	30,813	31,836	6,594	6,618

Long-term debt	11,074	11,433	9,868	10,176	693	748	513	509
Pension plans and similar commitments	4,934	5,843	—	—	4,902	5,813	32	30
Deferred income taxes	496	534	170	182	225	250	101	102
Other accruals and provisions	3,733	3,418	27	21	3,338	3,101	368	296
Other intracompany liabilities	—	—	(2,390)	(2,410)	353	378	2,037	2,032

	52,077	53,256	2,108	1,543	40,324	42,126	9,645	9,587

Minority interests	660	634	—	—	660	634	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,265,813 and 1,129,742,969 shares, respectively Issued: 891,055,813 and 890,866,301 shares, respectively	2,673	2,673
Additional paid-in capital	5,090	5,073
Retained earnings	24,793	23,020
Accumulated other comprehensive income (loss)	(6,896)	(7,051)
Treasury stock, at cost 156 and 1,184 shares, respectively	—	—

Total shareholders’ equity	25,660	23,715	—	—	23,725	21,715	1,935	2,000

Total liabilities and shareholders’ equity	78,397	77,605	2,108	1,543	64,709	64,475	11,580	11,587

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2004 and 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Cash flows from operating activities
Net income	2,751	1,721	151	103	2,337	1,336	263	282
Adjustments to reconcile net income to cash provided
Minority interest	117	58	—	—	117	58	—	—
Amortization, depreciation and impairments	2,537	2,356	—	—	2,247	2,048	290	308
Deferred taxes	(186)	10	(10)	—	(159)	12	(17)	(2)
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(141)	(188)	—	—	(114)	(125)	(27)	(63)
Losses (gains) on sales of investments, net	(599)	7	—	—	(599)	7	—	—
Losses (gains) on sales and impairments of marketable securities, net	(48)	25	(11)	9	(36)	15	(1)	1
Loss (income) from equity investees, net of dividends received	(216)	59	—	—	(224)	103	8	(44)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(1,357)	(874)	—	—	(1,389)	(932)	32	58
(Increase) decrease in accounts receivable, net	(153)	1,303	(153)	252	5	1,049	(5)	2
Increase (decrease) in outstanding balance of receivables sold	81	(550)	64	(259)	17	(291)	—	—
(Increase) decrease in other current assets	595	823	354	593	(26)	270	267	(40)
Increase (decrease) in accounts payable	182	(873)	(12)	(9)	200	(892)	(6)	28
Increase (decrease) in accrued liabilities	117	124	—	—	79	124	38	—
Increase (decrease) in other current liabilities	(452)	(870)	(140)	521	(352)	(1,225)	40	(166)
Supplemental contributions to pension trusts	(1,255)	(442)	—	—	(1,255)	(442)	—	—
Change in other assets and liabilities	712	621	196	180	471	417	45	24

Net cash provided by (used in) operating activities	2,685	3,310	439	1,390	1,319	1,532	927	388
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,752)	(1,888)	—	—	(1,461)	(1,619)	(291)	(269)
Acquisitions, net of cash acquired	(314)	(547)	—	—	(309)	(547)	(5)	—
Purchases of investments	(305)	(645)	—	—	(300)	(639)	(5)	(6)
Purchases of marketable securities	(56)	(203)	(20)	(92)	(36)	(109)	—	(2)
(Increase) decrease in receivables from financing activities	(267)	(144)	28	(508)	—	—	(295)	364
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	(64)	259	—	—	64	(259)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	2,258	499	—	—	2,124	313	134	186
Proceeds from sales and dispositions of businesses	225	96	—	—	206	96	19	—
Proceeds from sales of marketable securities	179	49	104	25	62	23	13	1

Net cash provided by (used in) investing activities	(32)	(2,783)	48	(316)	286	(2,482)	(366)	15
Cash flows from financing activities
Proceeds from issuance of common stock	3	—	—	—	3	—	—	—
Proceeds from issuance of treasury shares	—	4	—	—	—	4	—	—
Proceeds from issuance of debt	—	2,702	—	2,702	—	—	—	—
Repayment of debt	(544)	(742)	(430)	(742)	(114)	—	—	—
Change in short-term debt	184	(171)	175	(544)	(9)	433	18	(60)
Dividends paid	(978)	(888)	—	—	(978)	(888)	—	—
Dividends paid to minority shareholders	(88)	(82)	—	—	(88)	(82)	—	—
Intracompany financing	—	—	1,005	(978)	(386)	1,316	(619)	(338)

Net cash provided by (used in) financing activities	(1,423)	823	750	438	(1,572)	783	(601)	(398)
Effect of exchange rates on cash and cash equivalents	(95)	(309)	(74)	(245)	(20)	(62)	(1)	(2)
Net increase (decrease) in cash and cash equivalents	1,135	1,041	1,163	1,267	13	(229)	(41)	3
Cash and cash equivalents at beginning of period	12,149	11,196	11,345	10,269	725	873	79	54

Cash and cash equivalents at end of period	13,284	12,237	12,508	11,536	738	644	38	57

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the nine months ended June 30, 2004 and the year ended September 30, 2003
(in millions of €)

				Accumulated other
				comprehensive income (loss)
		Additional		Cumulative	Available-		Minimum	Treasury
	Common	paid-in	Retained	translation	for-sale	Derivative	pension	shares
	stock	capital	earnings	adjustment	securities	instruments	liability	at cost	Total
Balance at October 1, 2002	2,671	5,053	21,471	(132)	(185)	59	(5,412)	(4)	23,521

Net income	—	—	2,445	—	—	—	—	—	2,445
Change in currency translation adjustment	—	—	—	(695)	—	—	—	—	(695)
Change in unrealized gains and losses	—	—	—	—	268	24	(978)	—	(686)

Total comprehensive income	—	—	2,445	(695)	268	24	(978)	—	1,064
Dividends paid	—	—	(896)	—	—	—	—	—	(896)
Issuance of common stock	2	20	—	—	—	—	—	—	22
Purchase of common stock	—	—	—	—	—	—	—	(127)	(127)
Re-issuance of treasury stock	—	—	—	—	—	—	—	131	131

Balance at September 30, 2003	2,673	5,073	23,020	(827)	83	83	(6,390)	—	23,715

Net income	—	—	2,751	—	—	—	—	—	2,751
Change in currency translation adjustment	—	—	—	(197)	—	—	—	—	(197)
Change in unrealized gains and losses	—	—	—	—	382	(28)	(2)	—	352

Total comprehensive income	—	—	2,751	(197)	382	(28)	(2)	—	2,906
Dividends paid	—	—	(978)	—	—	—	—	—	(978)
Issuance of common stock and stock-based compensation	—	19	—	—	—	—	—	—	19
Purchase of common stock	—	—	—	—	—	—	—	(106)	(106)
Re-issuance of treasury stock	—	(2)	—	—	—	—	—	106	104

Balance at June 30, 2004	2,673	5,090	24,793	(1,024)	465	55	(6,392)	—	25,660

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended June 30, 2004 and 2003 and as of September 30, 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,608	1,756	1,489	1,533	189	154	1,678	1,687	51	(125)
Information and Communication Mobile (ICM)	2,851	2,313	2,406	2,124	40	36	2,446	2,160	64	17
Siemens Business Services (SBS)	1,218	1,297	872	992	268	291	1,140	1,283	(2)	17
Automation and Drives (A&D)	2,290	2,078	1,891	1,751	317	323	2,208	2,074	308	203
Industrial Solutions and Services (I&S)	952	911	723	692	278	267	1,001	959	19	5
Logistics and Assembly Systems (L&A)	513	571	542	622	26	18	568	640	14	(64)
Siemens Building Technologies (SBT)	1,070	1,137	960	1,082	37	74	997	1,156	14	18
Power Generation (PG)	2,029	1,596	1,928	1,529	5	1	1,933	1,530	236	279
Power Transmission and Distribution (PTD)	848	868	754	795	68	74	822	869	62	52
Transportation Systems (TS)	942	732	1,014	1,086	5	14	1,019	1,100	(48)	74
Siemens VDO Automotive (SV)	2,517	2,090	2,494	2,088	8	2	2,502	2,090	174	111
Medical Solutions (Med)	1,999	1,702	1,651	1,698	19	23	1,670	1,721	219	332
Osram	1,029	968	1,004	946	25	22	1,029	968	111	98
Other operations(5)	415	372	290	248	182	147	472	395	17	6

Total Operations Groups	20,281	18,391	18,018	17,186	1,467	1,446	19,485	18,632	1,239	1,023
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,724)	(1,703)	18	21	(1,426)	(1,404)	(1,408)	(1,383)	(323)	(377)
Other interest expense	—	—	—	—	—	—	—	—	(31)	(11)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	18,557	16,688	18,036	17,207	41	42	18,077	17,249	885	635

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	130	135	106	108	24	27	130	135	67	71
Siemens Real Estate (SRE)	390	391	74	64	316	327	390	391	10	77
Eliminations	—	—	—	—	(3)	(3)	(3)	(3)	—	—

Total Financing and Real Estate	520	526	180	172	337	351	517	523	77	148

Eliminations, reclassifications and Corporate Treasury	—	1	—	1	(378)	(393)	(378)	(392)	46	43

Siemens worldwide	19,077	17,215	18,216	17,380	—	—	18,216	17,380	1,008	826

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	6/30/04	9/30/03	2004		2003		2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,366	722	(192)		(110)		98	43	55	110
Information and Communication Mobile (ICM)	1,376	1,367	(95)		105		70	89	76	83
Siemens Business Services (SBS)	536	294	83		(56)		57	56	48	60
Automation and Drives (A&D)	1,987	1,925	230		315		107	49	48	55
Industrial Solutions and Services (I&S)	180	167	22		42		8	4	9	13
Logistics and Assembly Systems (L&A)	545	877	(24)		(88)		5	7	7	13
Siemens Building Technologies (SBT)	1,391	1,447	(1)		38		23	21	27	27
Power Generation (PG)	1,921	1,712	159		(289)		42	542	42	47
Power Transmission and Distribution (PTD)	869	798	20		128		19	14	15	16
Transportation Systems (TS)	102	(252)	(250)		(131)		11	19	16	14
Siemens VDO Automotive (SV)	3,520	3,949	423		67		258	150	109	97
Medical Solutions (Med)	3,172	3,128	206		212		77	90	54	59
Osram	2,030	2,074	19		93		57	54	69	65
Other operations(5)	1,930	1,515	94		(473)		17	471	18	14

Total Operations Groups	20,925	19,723	694		(147)		849	1,609	593	673
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,755)	(3,781)	(315	)(6)	(422	)(6)	10	10	10	31
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	47,539	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	64,709	64,475	379		(569)		859	1,619	603	704

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,638	8,445	(194)		307		52	56	48	55
Siemens Real Estate (SRE)	3,573	3,607	109		80		22	71	43	47
Eliminations	(631)	(465)	(14	)(6)	(37	)(6)	—	—	—	—

Total Financing and Real Estate	11,580	11,587	(99)		350		74	127	91	102

Eliminations, reclassifications and Corporate Treasury	2,108	1,543	(1	)(6)	485	(6)	—	—	—	—

Siemens worldwide	78,397	77,605	279		266		933	1,746	694	806

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the nine months ended June 30, 2004 and 2003 and as of September 30, 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	5,230	5,385	4,526	4,834	470	336	4,996	5,170	139	(423)
Information and Communication Mobile (ICM)	8,586	7,122	7,942	7,239	122	106	8,064	7,345	296	131
Siemens Business Services (SBS)	3,951	3,982	2,676	2,981	795	907	3,471	3,888	68	54
Automation and Drives (A&D)	6,670	6,467	5,417	5,169	943	921	6,360	6,090	764	566
Industrial Solutions and Services (I&S)	3,166	2,996	2,175	2,106	806	772	2,981	2,878	60	(24)
Logistics and Assembly Systems (L&A)	2,135	1,797	1,523	1,853	90	67	1,613	1,920	(53)	(40)
Siemens Building Technologies (SBT)	3,205	3,629	2,964	3,395	69	195	3,033	3,590	69	63
Power Generation (PG)	7,119	6,079	5,537	4,993	11	13	5,548	5,006	755	950
Power Transmission and Distribution (PTD)	2,775	2,788	2,225	2,342	210	175	2,435	2,517	176	142
Transportation Systems (TS)	3,083	3,256	3,067	3,257	18	24	3,085	3,281	(305)	206
Siemens VDO Automotive (SV)	6,716	6,408	6,685	6,401	18	7	6,703	6,408	402	303
Medical Solutions (Med)	5,626	5,505	4,951	5,330	75	52	5,026	5,382	774	832
Osram	3,190	3,154	3,120	3,120	70	34	3,190	3,154	336	305
Other operations(5)	1,383	1,294	875	847	507	460	1,382	1,307	195	128

Total Operations Groups	62,835	59,862	53,683	53,867	4,204	4,069	57,887	57,936	3,676	3,193
Reconciliation to financial statements
Corporate items, pensions and eliminations	(5,133)	(5,012)	113	76	(4,105)	(3,962)	(3,992)	(3,886)	(788)	(1,256)
Other interest expense	—	—	—	—	—	—	—	—	(98)	(37)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	57,702	54,850	53,796	53,943	99	107	53,895	54,050	2,790	1,900

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	407	410	336	322	71	88	407	410	190	213
Siemens Real Estate (SRE)	1,174	1,182	207	188	967	994	1,174	1,182	109	187
Eliminations	—	—	—	—	(8)	(9)	(8)	(9)	—	—

Total Financing and Real Estate	1,581	1,592	543	510	1,030	1,073	1,573	1,583	299	400

Eliminations, reclassifications and Corporate Treasury	—	2	—	2	(1,129)	(1,180)	(1,129)	(1,178)	172	144

Siemens worldwide	59,283	56,444	54,339	54,455	—	—	54,339	54,455	3,261	2,444

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	6/30/04	9/30/03	2004		2003		2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,366	722	(315)		(58)		192	131	187	346
Information and Communication Mobile (ICM)	1,376	1,367	230		272		155	235	231	221
Siemens Business Services (SBS)	536	294	(177)		(224)		147	120	154	185
Automation and Drives (A&D)	1,987	1,925	637		753		230	153	164	161
Industrial Solutions and Services (I&S)	180	167	24		(11)		48	25	27	37
Logistics and Assembly Systems (L&A)	545	877	(172)		(326)		21	30	27	41
Siemens Building Technologies (SBT)	1,391	1,447	137		214		58	68	90	101
Power Generation (PG)	1,921	1,712	486		(218)		122	627	130	113
Power Transmission and Distribution (PTD)	869	798	123		246		56	43	45	48
Transportation Systems (TS)	102	(252)	(437)		(537)		35	69	46	43
Siemens VDO Automotive (SV)	3,520	3,949	865		64		448	405	295	292
Medical Solutions (Med)	3,172	3,128	500		406		359	230	144	157
Osram	2,030	2,074	338		407		156	172	196	198
Other operations(5)	1,930	1,515	15		(529)		46	494	51	42

Total Operations Groups	20,925	19,723	2,254		459		2,073	2,802	1,787	1,985
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,755)	(3,781)	(649	)(6)	(1,409	)(6)	(3)	3	460	63
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	47,539	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	64,709	64,475	1,605		(950)		2,070	2,805	2,247	2,048

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,638	8,445	332		300		216	137	146	163
Siemens Real Estate (SRE)	3,573	3,607	282		214		85	138	144	145
Eliminations	(631)	(465)	(53	)(6)	(111	)(6)	—	—	—	—

Total Financing and Real Estate	11,580	11,587	561		403		301	275	290	308

Eliminations, reclassifications and Corporate Treasury	2,108	1,543	487	(6)	1,074	(6)	—	—	—	—

Siemens worldwide	78,397	77,605	2,653		527		2,371	3,080	2,537	2,356

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.	Basis of presentation

     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its Consolidated Financial Statements in euros (€).

     Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.

     Interim financial statements—The accompanying Consolidated Balance Sheet as of June 30, 2004, the Consolidated Statements of Income for the three months and nine months ended June 30, 2004 and 2003, the Consolidated Statements of Cash Flow for the nine months ended June 30, 2004 and 2003, the Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended June 30, 2004 and the Notes to the Consolidated Financial Statements are unaudited and have been prepared for interim financial information. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Consolidated Financial Statements included in the Company’s 2003 Annual Report. Results for the three months and nine months ended June 30, 2004 are not necessarily indicative of future results.

     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens worldwide) is enhanced by a component model presentation that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from that for the financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as Groups). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP (see also Note 16). The information disclosed in these Notes relates to Siemens worldwide unless otherwise stated.

     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and all subsidiaries, which are directly or indirectly controlled. Associated companies—companies in which Siemens has the ability to exercise significant influence over their operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

     Accounting changes—As of October 1, 2003, the Company adopted the fair value recognition provisions of Statements of Financial Accounting Standards (SFAS) 123, Accounting for Stock-Based Compensation using the prospective method set forth in SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for all awards granted, modified or settled after October 1, 2003. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period under the fair value recognition provisions of SFAS 123. Awards granted before October 1, 2003 continue to be accounted for under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net income and earnings per share if the fair value based method of SFAS 123 had been applied to all awards:

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Three months ended		Nine months ended
	June 30,		June 30,
	2004	2003	2004	2003
Net income
As reported	815	632	2,751	1,721
Plus: Stock-based employee compensation expense included in reported net income, net of taxes	8	—	50	28
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(20)	(30)	(91)	(118)

Pro forma	803	602	2,710	1,631

Basic earnings per share
As reported	0.91	0.71	3.09	1.93
Pro forma	0.90	0.68	3.04	1.83
Diluted earnings per share
As reported	0.88	0.71	2.96	1.93
Pro forma	0.86	0.68	2.91	1.83

     The Pro forma disclosures incorporate expense related to stock options and employee stock purchase plans. With regard to the Company’s annual employee stock purchase plan, which is a compensatory plan under U.S. GAAP, stock-based compensation costs recognized under the provisions of APB Opinion No. 25 nearly approximate compensation costs measured in accordance with the fair value provisions of SFAS 123. Accordingly, the Company’s compensatory employee stock purchase plans have only a minor effect on the Pro forma net income and earnings per share amounts.

     In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin (ARB) 51 with respect to the consolidation of certain entities (VIE’s) in which a company has a controlling financial interest through arrangements that do not involve voting interests. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the Consolidated Financial Statements of the entity. In December 2003, the FASB issued a revised version of FIN 46, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which requires public companies that did not apply FIN 46 prior to the issuance of FIN 46R to apply FIN 46R (or FIN 46) to those VIE’s commonly referred to as special-purpose entities for periods ending after December 15, 2003, and to apply FIN 46R to all other VIE’s for periods ending after March 15, 2004. Differences between FIN 46R and FIN 46 include new scope exceptions, revised requirements on how to evaluate sufficiency of equity at risk, and quantification and allocation of an entity’s economic risks and rewards. Additionally, requirements on evaluating a controlling financial interest, reconsidering whether an entity is a VIE and whether to consolidate were clarified. The Company holds variable interests in various VIE’s, which are not significant either individually or in the aggregate. In accordance with the effective date provisions of FIN 46R, the Company applied FIN 46R as of March 31, 2004. The adoption of FIN 46R did not have a material impact on the Company’s Consolidated Financial Statements.

     In December 2003, the FASB issued SFAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Plans (SFAS 132R), which amends the disclosure provisions of SFAS 132 and requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. It does not change the measurement or recognition provisions of those plans. SFAS 132R will be effective for fiscal years ending after December 15, 2003 and for interim periods beginning after December 15, 2003. The Company adopted SFAS 132R for the interim period ending December 31, 2003. The Company already applied the majority of the recommendations regarding pension disclosures in its last Annual Report for the fiscal year ended September 30, 2003 as presented in the Exposure Draft Employers’ Disclosures about Pensions and Other Postretirement Benefits which preceded the issuance of SFAS 132R.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

2.	Disposition

     In the nine months ended June 30, 2004, Med realized €118 in gains from portfolio transactions. Included in this amount was a pre-tax gain of €105 in connection with Med’s sale of its Life Support Systems business to Getinge AB, Sweden. Net proceeds from the sale totaled €176. As stipulated by the contribution agreement for the joint venture Dräger Medical AG & Co. KGaA (Dräger), Siemens contributed to Dräger these net proceeds less expected taxes on the sale.

3.	Infineon transaction

     In January 2004, the Company sold 150 million shares of Infineon Technologies AG (Infineon), representing approximately 20.8% of the outstanding shares of Infineon for cash consideration of €1,794. Of the 150 million shares sold, 86,292,363 shares represented all of the Company’s 16.6% current voting interests* and 63,707,637 shares came from the non-voting trust (see Note 3 to the Consolidated Financial Statements contained in the Company’s Annual Report for the year ended September 30, 2003 for a description of the non-voting trust).

     The sale resulted in a net pre-tax gain of €590 which is included in the line item Income (loss) from investments in other companies, net in the Consolidated Statement of Income. In connection with the sale of the Infineon shares, an income tax benefit of €246 was recognized upon the reversal of deferred tax liabilities accrued in connection with intercompany sales of Infineon shares in prior periods. Due to the sale, the Company’s ownership interest in Infineon declined to 18.9% (as of the effective date of the sale). Effective as of the date of the sale of the Infineon shares in January 2004 until the date of the dissolution of the non-voting trust in the first quarter of fiscal 2005, the Company has no voting interests in Infineon.

	June 30, 2004			September 30, 2003
			shares in			shares in
			thousands			thousands

Siemens’ ownership interest	18.2%		136,292	39.7%		286,292
Less: Non-voting trust’s interest			136,292			200,000

Siemens’ voting interest	—	*	—	16.6	%*	86,292

*	Based upon total Infineon shares outstanding at June 30, 2004 and September 30, 2003, respectively, less 136.3 million shares and 200 million shares, respectively, in the non-voting trust. As of June 30, 2004, the Company has no active voting interest based on the total shares outstanding. As of September 30, 2003, the Company’s total voting interest was 12.0% based on the total shares outstanding.

     In the second quarter of fiscal 2004, the Company relinquished its ability to exercise significant influence over the operating and financial policies of Infineon. Consequently, the Company ceased accounting for its interest in Infineon under the equity method and began accounting for its interest as an available-for-sale marketable security at fair market value. The excess of the fair market value over the prior carrying value of the investment is recorded as a separate component of Accumulated Other Comprehensive Income as an unrealized gain. As of June 30, 2004, the cost, fair value and unrealized gain for the Company’s investment in Infineon totaled €1,094, €1,503 and €409, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

4.	Other operating income (expense), net

	Three months ended		Nine months ended
	June 30,		June 30,
	2004	2003	2004	2003
Impairment of goodwill	—	—	(433)	—
Gain on sales and disposals of businesses, net	6	80	100	101
Gain on sales of real estate, net	14	47	41	87
Other, net	(7)	(3)	(19)	220

	13	124	(311)	408

     During the second quarter of fiscal 2004, the Company recorded an Impairment of goodwill of €433 (see Note 8). Gain on sales and disposals of businesses, net for the nine months ended June 30, 2004 includes a pre-tax gain of €105 from the Company’s sale of its Life Support Systems business to Getinge AB, Sweden (see Note 2). In the same period of the previous year, Gain on sales and disposals of businesses, net includes a gain of €74 relating to the Company’s contribution into the joint venture Dräger. The decrease in line item Other, net is primarily due to prior year’s cancellation of orders at PG resulting in net gains of €323 recognized in the nine months ended June 30, 2003.

5.	Interest income, net

	Three months ended		Nine months ended
	June 30,		June 30,
	2004	2003	2004	2003
Interest income of Operations, net	11	6	15	27
Other interest income, net	70	75	194	186

Total interest income, net	81	81	209	213

Thereof: Interest and similar income	188	189	540	581
Thereof: Interest and similar expense	(107)	(108)	(331)	(368)

     Interest income of Operations, net includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income, net includes all other interest amounts primarily consisting of interest relating to debt and associated hedging activities as well as interest income on corporate assets.

6.	Inventories, net

	June 30,	September 30,
	2004	2003
Raw materials and supplies	2,385	2,118
Work in process	2,354	2,066
Costs and earnings in excess of billings on uncompleted contracts	7,017	5,787
Finished goods and products held for resale	2,886	2,770
Advances to suppliers	710	795

	15,352	13,536
Advance payments received	(3,728)	(3,170)

	11,624	10,366

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

7.	Long-term investments

	June 30,	September 30,
	2004	2003
Investments in associated companies	2,838	4,834
Miscellaneous investments	1,329	1,158

	4,167	5,992

     As of September 30, 2003, Investments in associated companies included the Company’s investment in Infineon with a carrying amount of €2,249. The decrease in Investments in associated companies is due primarily to the Infineon transaction (see Note 3).

8.	Goodwill

     The table below presents the carrying amount of goodwill by segment:

	June 30,	September 30,
	2004	2003
Operations
Information and Communication Networks (ICN)	275	249
Information and Communication Mobile (ICM)	96	96
Siemens Business Services (SBS)	275	281
Automation and Drives (A&D)	345	328
Industrial Solutions and Services (I&S)	85	67
Logistics and Assembly Systems (L&A)	123	564
Siemens Building Technologies (SBT)	420	429
Power Generation (PG)	1,006	943
Power Transmission and Distribution (PTD)	145	141
Transportation Systems (TS)	112	115
Siemens VDO Automotive (SV)	1,524	1,524
Medical Solutions (Med)	1,538	1,602
Osram	79	82
Financing and Real Estate
Siemens Financial Services (SFS)	84	80
Siemens Real Estate (SRE)	—	—

Siemens worldwide	6,107	6,501

     Goodwill decreased by €394 which was mainly attributable to impairment charges to businesses acquired by the Company (see below). The strength of the euro particularly against the U.S.$ resulted in a further decrease of goodwill, resulting in foreign currency translation and other adjustments of €(85) primarily related to the Company’s businesses in the U.S. Med’s sale of its Life Support Systems business and a smaller disposition at SBT additionally reduced goodwill by €(40). Acquisitions and purchase accounting adjustments resulted in a total increase in goodwill of €164 which were attributable to PG, ICN, Med, A&D and I&S.

     During the second quarter of fiscal 2004, the Company recorded a goodwill impairment of €433. Based on the results of the Company’s analysis of current projects at Logistics and Assembly Systems (L&A reported as SD in prior periods) in conjunction with changing markets, new competition and structural challenges to attaining originally targeted profitability, the Company revised its related business plan and concluded that goodwill of two of L&A’s reporting units, Distribution and Industry Logistics (DI) and Airport Logistics (AL), was impaired. Rapid market deterioration followed by excess capacity and significant margin declines caused the Company to reassess its estimated future cash flows from its DI business at a level materially below earlier estimates, resulting in an impairment charge of €293. In the AL business, increasing competition, particularly in the U.S., led to reductions in estimated future cash flows and resulted in a goodwill impairment of €140. The fair values of the reporting units were estimated using the present value of expected future cash flows.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     In the nine months ended June 30, 2003, Goodwill increased by €158 from acquisitions primarily at SBS, PG and Med, and decreased by €418 from currency translation effects and by €59 from dispositions primarily at Med and L&A. No goodwill was impaired in the nine months ended June 30, 2003.

9.	Other intangible assets, net

	June 30,	September 30,
	2004	2003
Software	1,864	1,659
Less: accumulated amortization	(932)	(664)

Software, net	932	995

Patents, licenses and similar rights	2,450	2,523
Less: accumulated amortization	(1,195)	(1,160)

Patents, licenses and similar rights, net	1,255	1,363

Other intangible assets, net	2,187	2,358

     Amortization expense for the three months ended June 30, 2004 and 2003 amounted to €155 and €181, respectively, and €464 and €464, respectively, for the nine months ended June 30, 2004 and 2003.

     In April 2004, Power Generation (PG) finalized the purchase price allocation for the acquisition of the small gas turbine business of Alstom S.A., Paris (first transaction). The final purchase price for this transaction amounts to €510, net of cash acquired. Based on the final purchase price allocation, €149 was allocated to intangible assets subject to amortization and €250 was recorded as PG goodwill. Of the €149, €79 was allocated to intellectual property rights and €70 to customer relationships. Both the intellectual property rights and the customer relationships are amortized on a straight line basis over weighted-average useful lives of 16 years and 20 years, respectively, which results in a total weighted-average amortization period for intangible assets subject to amortization of 18 years. The final purchase price allocation for the PG acquisition of the medium-sized gas and steam turbine businesses of Alstom S.A., Paris (second transaction) will be finalized in the fourth quarter of fiscal 2004.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

10.	Accrued liabilities

	June 30,	September 30,
	2004	2003
Employee related costs	2,445	2,366
Product warranties	1,884	1,830
Income and other taxes	1,303	1,234
Accrued losses on uncompleted contracts	1,057	987
Other	2,302	2,467

Total short-term accrued liabilities	8,991	8,884

     Changes in current and non-current accruals for product warranties were as follows:

	Nine months ended
	June 30,
	2004	2003
Accrual as of the beginning of the period	2,353	2,094
Amount charged to expense in the current period (additions)	414	449
Reduction due to payments in cash or in kind (usage)	(626)	(480)
Foreign exchange translation adjustment	(18)	(68)
Other changes related to existing warranties	442	146

Accrual as of the end of the period	2,565	2,141

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

11. Pension plans and similar commitments

Principal pension benefits: Components of net periodic pension cost (NPPC)

	Three months ended			Three months ended
	June 30, 2004			June 30, 2003
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	117	54	63	119	53	66
Interest cost	277	185	92	276	191	85
Expected return on plan assets	(289)	(204)	(85)	(274)	(204)	(70)
Amortization of:
Unrecognized prior service cost	3	—	3	3	—	3
Unrecognized net losses	156	130	26	112	98	14

Net periodic pension cost	264	165	99	236	138	98

Siemens German Pension Trust	165			138
U.S.	55			57
U.K.	35			27
Other	9			14

	Nine months ended June 30, 2004			Nine months ended June 30, 2003
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	352	160	192	366	159	207
Interest cost	828	557	271	843	575	268
Expected return on plan assets	(866)	(610)	(256)	(833)	(611)	(222)
Amortization of:
Unrecognized prior service cost	8	—	8	9	—	9
Unrecognized net losses	466	390	76	339	294	45
Loss due to settlements and curtailments	—	—	—	6	—	6

Net periodic pension cost	788	497	291	730	417	313

Siemens German Pension Trust	497			417
U.S.	161			184
U.K.	100			84
Other	30			45

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Other postretirement benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	June 30, 2004			June 30, 2003
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	11	4	7	10	5	5
Interest cost	15	6	9	16	8	8
Amortization of:
Unrecognized prior service cost	(4)	—	(4)	(1)	—	(1)
Unrecognized (gains) losses, net	(2)	(3)	1	(3)	(2)	(1)
Gain due to settlements and curtailments	(2)	—	(2)	—	—	—

Net periodic benefit cost	18	7	11	22	11	11

	Nine months ended June 30, 2004			Nine months ended June 30, 2003
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	33	12	21	31	14	17
Interest cost	45	19	26	50	23	27
Amortization of:
Unrecognized prior service cost	(6)	—	(6)	(4)	—	(4)
Unrecognized (gains) losses, net	(7)	(9)	2	(9)	(5)	(4)
Gain due to settlements and curtailments	(2)	—	(2)	(27)	—	(27)

Net periodic benefit cost	63	22	41	41	32	9

     In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was issued in the U.S. In accordance with FASB Staff Position (FSP) FAS 106-1, any measure of the Accumulated Postretirement Benefit Obligation (APBO) or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. FSP FAS 106-2 was issued in May 2004 and is effective for interim periods beginning after June 15, 2004. When effective, FSP FAS 106-2 will supersede FSP FAS 106-1. FSP FAS 106-2 provides authoritative guidance on accounting for the federal subsidy prescribed by the Act and could require changes to previously reported information. The impact of adopting FSP FAS 106-2 has not been determined as the Company is currently assessing whether the benefits provided are actuarially equivalent to Medicare Part D under the Act.

12. Shareholders’ equity

     Common stock and Additional paid-in capital

     The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for the nine months ended June 30, 2004 and for fiscal year 2003:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)
	in	in	in	in	in	in
	thousands	thousand	thousands	thousand	thousands	thousand
	of €	shares	of €	shares	of €	shares
As of October 1, 2002	2,671,122	890,374	766,630	255,543	194,093	64,698
Settlement to former SNI shareholders	1,477	492	—	—	(1,477)	(492)
New approved capital	—	—	250,000	83,334	267,000	89,000
Expired capital	—	—	(300,000)	(100,000)	—	—

As of September 30, 2003	2,672,599	890,866	716,630	238,877	459,616	153,206

Stock options	177	59	—	—	(177)	(59)
Settlement to former SNI shareholders	392	131	—	—	(392)	(131)
New approved capital	—	—	600,000	200,000	733,528	244,509
Expired capital	—	—	(650,000)	(216,667)	(267,000)	(89,000)

As of June 30, 2004	2,673,168	891,056	666,630	222,210	925,575	308,525

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Capital increases

     In the nine months ended June 30, 2004, common stock increased by €177 thousand through the issuance of 58,950 shares from the conditional capital to fund the exercise of stock options granted under the 1999 Siemens Stock Option Plan (Conditional Capital 1999).

     In the nine months ended June 30, 2004, common stock increased by €392 thousand through the issuance of approximately 131 thousand shares from the conditional capital as settlement to former shareholders of SNI AG.

Treasury stock

     On January 22, 2004, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,673 common stock until July 21, 2005.

     In the nine months ended June 30, 2004, the Company repurchased a total of 1,702,606 shares at an average price of €62.24 per share for the purpose of issuing them to employees at preferential prices. The Company issued 1,703,634 shares to employees in the nine months ended June 30, 2004 at a preferential price of €40.90 per share. Compensation expense of €35, measured in accordance with the fair value provisions of SFAS 123, was recorded under the compensatory employee stock purchase plan in the nine months ended June 30, 2004.

Authorized and conditional capital

     Authorized Capital 2001/I of €400 (representing 133 million shares) and Authorized Capital 2003 of €250 (representing 83 million shares) were replaced by resolution of the Annual Shareholders’ Meeting on January 22, 2004. The Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the capital stock by up to €600 through the issuance of up to 200 million new shares against cash contributions and/or contributions in kind (Authorized Capital 2004). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. The Managing Board is authorized, with the approval of the Supervisory Board, to exclude pre-emptive rights of shareholders in the event of capital increases against contributions in kind and, in certain pre-stipulated circumstances, against cash. The Authorized Capital 2004 will expire on January 21, 2009.

     By resolution of the Annual Shareholders’ Meeting on January 22, 2004, Conditional Capital 2003 of €267 (representing 89 million shares) was terminated. The Company’s shareholders authorized the Managing Board to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG, representing a pro rata amount of up to €600 of the capital stock (Bonds). Since the Conditional Capital 2003 has partly been utilized, the new Conditional Capital 2004 permits the issuance of shares under the new authorization and the issuance of shares to service bonds issued under the old authorization. Therefore, total Conditional Capital 2004 allows the issuance of up to €734 representing 244,509 thousand shares of Siemens AG. The authorization will expire on January 21, 2009.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

13. Commitments and contingencies

     Guarantees and other commitments

     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	June 30,	September 30,
	2004	2003
Guarantees:
Credit guarantees	437	515
Guarantees of third-party performance	372	559
Other guarantees	791	704

	1,600	1,778

     Credit guarantees cover the financial obligations of third parties in cases where the Company is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to pay such financial obligations. In addition, the Company provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one to five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of June 30, 2004 and September 30, 2003, the Company has accrued €80 and €125, respectively, relating to credit guarantees.

     Furthermore, Siemens issues Guarantees of third-party performance, which include performance guarantees and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), the Company will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to five years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. No significant liability has been recognized in connection with these guarantees.

     Other guarantees include indemnification rights provided in connection with dispositions of business entities. Such indemnification may protect the buyer from tax, legal and other risks related to the purchased business entity. As of June 30, 2004 and September 30, 2003, the total accruals for Other guarantees amounted to €159 and €196, respectively.

14. Stock-based compensation

     In November 2003, the Supervisory Board and the Managing Board granted options to 5,625 key executives for 8,678,752 shares with an exercise price of €73.25 of which options for 262,500 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price of €73.25 is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Details on option activity and weighted average exercise prices for the nine months ended June 30, 2004 and 2003, are as follows:

	Nine months ended June 30, 2004		Nine months ended June 30, 2003
		Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of the period	20,410,876	€69.82	11,648,767	€82.85
Granted	8,678,752	€73.25	9,397,005	€53.70
Options exercised	(58,950)	€57.73	—	—
Options forfeited	(791,314)	€71.84	(501,403)	€69.45

Outstanding, end of period	28,239,364	€70.84	20,544,369	€69.84

Exercisable, end of period	10,870,522	€82.89	4,599,421	€76.38

     The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model. The fair value of options granted in November 2003 amounted to €9.62 per option.

     Additionally, in rare cases, where local regulations restrict the grants of stock options in certain jurisdictions, the Company grants stock appreciation rights to employees. In fiscal 2004, 206,050 stock appreciation rights, which allow settlement in cash only, were granted at an exercise price of €73.25 under the same conditions as the 2001 Siemens Stock Option Plan. In the nine months ended June 30, 2004, 3,900 stock appreciation rights were forfeited resulting in 202,150 stock appreciation rights outstanding as of June 30, 2004.

15. Earnings per share

	Three months ended June 30,		Nine months ended June 30,
	2004	2003	2004	2003
	(shares in thousands)		(shares in thousands)
Net income	815	632	2,751	1,721
Plus: interest on dilutive convertible debt securities	5	—	16	—

Net income plus effect of assumed conversions.	820	632	2,767	1,721
Weighted average shares outstanding—basic	891,043	890,393	890,586	889,748
Effect of dilutive convertible debt securities and stock options	45,361	—	45,626	—

Weighted average shares outstanding—diluted	936,404	890,393	936,212	889,748
Basic earnings per share	0.91	0.71	3.09	1.93
Diluted earnings per share	0.88	0.71	2.96	1.93

     In June 2003, the Company issued €2.5 billion of convertible notes. The notes are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including upon the Company’s share price having exceeded 110% of the conversion price for a stipulated period of time. This condition was met in the first quarter of fiscal 2004, and the dilutive effect of potential common shares has been incorporated in determining diluted earnings per share.

16. Segment information

     The Company has fifteen reportable segments (referred to as Groups) reported among the components used in the Company’s financial statement presentation (see Note 1). The Groups are organized based on the nature of products and services provided.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Within the Operations component, Siemens has thirteen Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.

     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens worldwide. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below).

     Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations. Until September 30, 2003, only service costs of foreign pension plans were allocated to the Groups. Beginning October 1, 2003, management decided to also allocate directly attributable service costs of domestic pension plans to the Groups. Group profit of the Operations Groups and Income before income taxes of Financing and Real Estate as well as the line item Corporate items, pensions and eliminations would have amounted to €1,283, €77, and €(367), respectively, had the corresponding €44 service costs of domestic pension plans not been allocated to the Groups in the three months ended June 30, 2004. In the nine months ended June 30, 2004, Group profit of the Operations Groups and Income before income taxes of Financing and Real Estate, as well as the line item Corporate items, pensions and eliminations would have amounted to €3,805, €301 and €(919), respectively, had the corresponding €131 service costs of domestic pension plans not been allocated to the Groups.

     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

     The Managing Board also determined Net capital employed as the asset measure used to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (Asset-based adjustments). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (Liability-based adjustments) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     As a result, both Group profit and Net capital employed represent performance measures focused on operational success excluding the effects of capital market financing issues.

     Other operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the equity investment in Infineon, which is not considered under an operating perspective since the Company intends to divest its remaining interest in Infineon over time. In January 2004, the Company sold 150 million shares of Infineon (see Note 3).

Reconciliation to financial statements

     Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.

     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, corporate projects and non-operating investments including the Company’s share of earnings (losses) from the equity investment in Infineon until the Infineon transaction (see Note 3) as well as goodwill impairment related to L&A (see Note 8). Because the impaired businesses were acquired at the corporate level as part of the Company’s Atecs Mannesmann transaction, the resulting goodwill impairment was taken centrally. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.

     Corporate items, pensions and eliminations in the column Group profit consists of:

	Nine months ended June 30,
	2004	2003
Corporate items	(228)	(672)
Pensions	(549)	(593)
Eliminations	(11)	9

	(788)	(1,256)

     In the nine months ended June 30, 2004 and 2003, Corporate items include a pre-tax gain of €590 and €—, respectively from the sale of Infineon shares (see Note 3), €14 and €(187), respectively, representing the Company’s at-equity share in the net income (loss) generated by Infineon, and impairment charges to businesses acquired by L&A of €433 and €—, respectively (see Note 8). Pensions mainly declined due to directly attributable service costs of domestic pension plans which were reported in Corporate items in the prior year and allocated to the Groups in fiscal 2004. This decline in Pensions was largely offset by higher amortization of unrecognized net losses.

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	June 30,	September 30,
	2004	2003
Total assets of Operations	64,709	64,475

Asset-based adjustments
Intracompany financing receivables and investments	(12,359)	(11,931)
Tax related assets	(4,400)	(4,373)
Liability-based adjustments
Pension plans and similar commitments	(4,902)	(5,813)
Accruals	(6,023)	(6,022)
Liabilities to third parties	(19,855)	(20,394)

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(47,539)	(48,533)
Net capital employed of Corporate items, pensions and eliminations	3,755	3,781

Net capital employed of Operations Groups	20,925	19,723

Financing and Real Estate

     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest expense and income is an important source of revenue and expense for Financing and Real Estate.

     For the three months ended June 30, 2004 and 2003, Income before income taxes at SFS includes interest revenue of €98 and €108, respectively, and interest expense of €54 and €59, respectively. For the nine months ended June 30, 2004 and 2003, Income before income taxes at SFS includes interest revenue of €314 and €341, respectively, and interest expense of €165 and €200, respectively.

     For the three months ended June 30, 2004 and 2003, Income before income taxes at SRE includes interest revenue of €2 and €3, respectively, and interest expense of €24 and €25, respectively. For the nine months ended June 30, 2004 and 2003, Income before income taxes at SRE includes interest revenue of €6 and €7, respectively, and interest expense of €67 and €79, respectively.

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

17.	Subsequent event

     In the fourth quarter, the Company completed the acquisition of the water systems and services business of US Filter Corporation, which generated an annual turnover of approximately €1 billion, from Veolia Environnement of France. The preliminary purchase price amounts to U.S.$993 (approximates €822). The business, which is consolidated as of August 1, 2004, becomes part of I&S.

QUARTERLY SUMMARY
(in € unless otherwise indicated)

	Fiscal 2004		Fiscal 2003
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Net sales (in millions of €)	18,216	17,794	18,329	19,778	17,380	18,230	18,845
Net income (in millions of €)	815	1,210	726	724	632	568	521
Net cash from operating and investing activities (in millions of €)	279	3,565	(1,191)	1,246	266	1,398	(1,137)
Key capital market data
Basic earnings per share	0.91	1.36	0.82	0.81	0.71	0.64	0.59
Diluted earnings per share	0.88	1.30	0.78	0.81	0.71	0.64	0.59
Siemens stock price(1)
High	65.05	68.30	64.85	58.32	46.15	45.04	51.37
Low	54.95	57.30	52.02	41.35	37.80	32.55	32.05
Period-end	59.11	60.07	63.50	51.14	42.72	37.80	40.50
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	–6.23	–2.22	+2.96	+19.15	–19.17	+10.15	+15.36
Compared to Dow Jones STOXX® index	–4.10	–8.75	+13.59	+17.81	–2.75	+5.85	+16.00
Number of shares (in millions)	891	891	891	891	890	890	890
Market capitalization (in millions of €)	52,670	53,524	56,575	45,559	38,041	33,656	36,060
Credit rating of long-term debt
Standard & Poor’s	AA–	AA–	AA–	AA–	AA–	AA–	AA–
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	XETRA closing prices, Frankfurt.

SUPERVISORY BOARD CHANGES

     Effective April 1, 2004, the substitute member of the Supervisory Board, Hildegard Cornudet succeeded Rolf Dittmar as member of the Supervisory Board of the Company.

     Effective July 1, 2004, Berthold Huber succeeded Bertin Eichler as member of the Supervisory Board of the Company.

     The Supervisory Board decided at its meeting on July 28, 2004, that a change in the membership of the Supervisory Board is to be proposed and voted upon at the Annual Shareholders’ Meeting (the meeting) on January 27, 2005. Dr. Karl-Hermann Baumann will turn 70 on July 22, 2005, and will, as stipulated by company rules, retire at the end of the meeting on January 27, 2005. It will be proposed at the meeting that Dr. Heinrich v. Pierer, the Company’s current President of the Managing Board and CEO, be elected as member of the Supervisory Board. At the Supervisory Board meeting held subsequently on the same day, members will then vote on Dr. Heinrich v. Pierer’s election as Chairman of the Supervisory Board of Siemens AG.

MANAGING BOARD CHANGES

     At the Supervisory Board meeting on July 28, 2004, Dr. Heinrich v. Pierer’s appointment as the Company’s President of the Managing Board and CEO, which was to expire on September 30, 2004, was extended until the end of the meeting on January 27, 2005.

     At the Supervisory Board meeting on July 28, 2004, Dr. Klaus Kleinfeld was appointed Deputy President of the Managing Board of the Company effective August 1, 2004. Dr. Klaus Kleinfeld was elected President of the Managing Board and CEO succeeding Dr. Heinrich v. Pierer as of January 27, 2005.

     Effective October 1, 2004, Thomas Ganswindt, currently President of ICN, was appointed full member of the Managing Board of Siemens AG and, at the same time, was elected as member of the Corporate Executive Committee. This election was approved at the meeting of the Supervisory Board on July 28, 2004.

     Effective October 1, 2004, Rudi Lamprecht, currently President of ICM, was appointed full member of the Managing Board of Siemens AG and, at the same time, was elected as member of the Corporate Executive Committee. This election was approved at the meeting of the Supervisory Board on July 28, 2004.

SIEMENS FINANCIAL CALENDAR*

Preliminary figures for fiscal year/Press conference	Nov. 11, 2004
Annual Shareholders’ Meeting for fiscal 2004	Jan. 27, 2005

*Provisional. Updates will be posted at: www.siemens.com/financial_calendar

Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com

Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet           www.siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2004 by Siemens AG, Berlin and Munich

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 6, 2004	/s/ DR. KLAUS PATZAK
	Name:	Dr. Klaus Patzak
	Title:	Vice President and Corporate Controller

/s/ DR. GEORG KLEIN
	Name:	Dr. Georg Klein
	Title:	Head of Financial Disclosure